SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO 13d-2
Simcere Pharmaceutical Group

(Name of Issuer)
Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)
82859P 10 41

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
[Continued on following pages]

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No.	82859P 10 4	Page	2	of	5

1	NAMES OF REPORTING PERSONS New Good Management Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		62,201,556 Ordinary Shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		62,201,556 Ordinary Shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,201,556 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

48.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP NO. 82859P 10 4	Schedule 13G	Page 3 of 5 Pages
ITEM 1(a).	NAME OF ISSUER:

Simcere Pharmaceutical Group (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 699-18 Xuan Wu Avenue Xuan Wu District, Nanjing Jiangsu Province 210042 The People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

New Good Management Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

No. 699-18 Xuan Wu Avenue Xuan Wu District, Nanjing Jiangsu Province 210042 The People’s Republic of China

ITEM 2(c)	CITIZENSHIP:

British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

82859P 10 4

ITEM 3.	STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP NO. 82859P 10 4	Schedule 13G	Page 4 of 5 Pages
ITEM 4.	OWNERSHIP.

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the person filing this statement is provided as of December 31, 2007. The percentage amount is based on 127,209,200 Ordinary Shares outstanding as of December 31, 2007, as derived from the Issuer’s corporate records.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
New Good Management Limited	62,201,556	48.9%	62,201,556	—	62,201,556	—
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP NO. 82859P 10 4	Schedule 13G	Page 5 of 5 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2008

New Good Management Limited
By:	/s/ Jinsheng Ren
Jinsheng Ren
Chairman